Select★Life III

A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY

issued by

ReliaStar Life Insurance Company and its Select★Life Variable Account

Supplement dated May 29, 2003 to the Prospectus dated May 1, 2001

This supplement updates and amends certain information contained in your May 1, 2001, prospectus. Please read it carefully and keep it with your prospectus for future reference.

Prior to May 30, 2003 the Service Class shares of the ING Investors Trust T. Rowe Price Capital Appreciation Portfolio (formerly The GCG Trust Fully Managed Portfolio) were available through the Policy. Effective May 30, 2003 the Institutional Class of Fund shares replaced the Service Class of Fund shares. Institutional Class shares have 0.25% lower total Fund expenses than the Service Class shares and the effect of this transaction is to give Policy owners an investment in the same Fund managed by the same investment adviser at a lower cost.

The total expenses for the Institutional Class shares of the ING Investors Trust T. Rowe Price Capital Appreciation Portfolio are as follows:

	Management Fee	Other Expenses	Total Expenses
ING Investors Trust T. Rowe Price Capital Appreciation Portfolio - Institutional Shares	0.69%	0.01%	0.70%